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Nidec Corporation

338 Kuzetonoshiro-cho

Minami-ku, Kyoto 601-8205

Japan

July 19, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:  Notice of Disclosure F iled in Exchange Act Annual Report under Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended, notice is hereby provided that Nidec Corporation has made disclosure pursuant to those provisions in its annual report on Form 20-F for the year ended March 31, 2013, which was filed with the Securities and Exchange Commission on July 19, 2013.

Respectfully submitted,

Nidec Corporation

By:

/s/ Masuo Yoshimatsu

Name:

Masuo Yoshimatsu

Title:

First Senior Vice President, Chief Financial Officer and Director